Exhibit 2.2

GUARANTEE

This guarantee (this “Agreement”) is entered into as of July 1, 2022, by and among PRECIGEN, INC., a Virginia corporation (“Seller”), TRANS OVA GENETICS, L.C., an Iowa limited liability company (the “Company”), Spring Bidco LLC, a Delaware limited liability company (“Buyer”) and Houdstermaatschappij Wilg B.V. (“Guarantor”). Buyer, the Company and Seller are each referred to herein as a “Party” and, collectively, as the “Parties”.

1.	Reference is made to the Membership Interest Purchase Agreement dated July 1, 2022 (the “MIPA”). Capitalized terms not otherwise defined in this Agreement shall have the meanings attributed to them in the MIPA.

2.	Guarantor hereby irrevocably and unconditionally guarantees to Seller the prompt and full discharge by Buyer of all of Buyer’s payment obligations and liabilities under the MIPA including the due and punctual payment of all amounts which are or may become due and payable by Buyer thereunder when and as the same shall become due and payable (collectively, the “Buyer Obligations”), in accordance with the terms thereof. The Buyer Obligations include, without limitation, any payment obligations of Buyer under Section 2.02, Section 2.04, Section 8.03 and Section 6.05 of the MIPA, in each case in accordance with the terms thereof. Guarantor acknowledges and agrees that, with respect to all Buyer Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against Buyer. If Buyer shall default in the due and punctual performance of any Buyer Obligation, including the full and timely payment of any amount due and payable pursuant to any Buyer Obligation, Guarantor will forthwith perform or cause to be performed such Buyer Obligation and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense.

3.	The liabilities and obligations of Guarantor pursuant to this Agreement are unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by: (i) any acceleration, extension, renewal, settlement, compromise, waiver or release in respect of any Buyer Obligation by operation of law or otherwise; (ii) the invalidity or unenforceability, in whole or in part, of this Agreement; (iii) any modification or amendment of or supplement to this Agreement; (iv) any change in the corporate existence, structure or ownership of Buyer or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer or its assets; or (v) any other act, omission to act, delay of any kind by any party hereto or any other Person, or any other circumstance whatsoever that might, but for the provisions of this Agreement, constitute a legal or equitable discharge of the obligations of Guarantor hereunder.

4.	Guarantor hereby waives any right, whether legal or equitable, statutory or non-statutory, to require Seller to proceed against or take any action against or pursue any remedy with respect to Buyer or any other Person or make presentment or demand for performance or give any notice of nonperformance before Seller may enforce its rights hereunder against Guarantor.

5.	Guarantor’s obligations hereunder shall remain in full force and effect until the Buyer Obligations shall have been performed in full. If at any time any performance by any Person of any Buyer Obligation is rescinded or must be otherwise restored or returned, whether upon the insolvency, bankruptcy or reorganization of Buyer or otherwise, Guarantor’s obligations hereunder with respect to such Buyer Obligation shall be reinstated at such time as though such Buyer Obligation had become due and had not been performed. Upon performance by Guarantor of any Buyer Obligation, Guarantor shall be subrogated to the rights of Seller against Buyer with respect to such Buyer Obligation.

6.	Guarantor represents and warrants that (i) it is a company limited liability duly organized and validly existing under the laws of its jurisdiction of incorporation and has all necessary power and authority to enter into this Agreement, to carry out its obligations and consummate the transactions contemplated by this Agreement, (ii) it has and will retain assets sufficient to timely discharge any payment obligations hereunder and (iii) assuming the due authorization, execution and delivery by Seller of this Agreement is a legal, valid and binding obligation of Guarantor and enforceable against Guarantor in accordance with the terms of this Agreement.

7.	Sections 10.10, 10.11, 10.12, 10.13, and 10.15 of the MIPA apply mutatis mutandis to this Agreement.

8.	Notwithstanding anything to the contrary, this Agreement shall automatically terminate upon the consummation of the Closing after which Guarantor shall not have any further obligations hereunder.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

Buyer:

SPRING BIDCO LLC

By:	/s/ Cees Hartmans
Name: Cees Hartmans
Title: Authorized signatory

By:	/s/ Bernd Schlattmann
Name: Bernd Schlattmann
Title: Authorized signatory

Guarantor:

HOUDSTERMAATSCHAPPIJ WILG B.V.

By:	/s/ Wijnand Nicolaas Pon
Name: Wijnand Nicolaas Pon
Title: Director

Seller:

PRECIGEN, INC.

By:	/s/ Donald P. Lehr
Name: Donald P. Lehr
Title: Chief Legal Officer

Company:

TRANS OVA GENETICS, L.C.

By:	/s/ David Faber
Name: David Faber
Title: President